Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company” or “Berkley”) for the period ended June 30, 2007 should be read in conjunction with the June 30, 2007 interim financial statements and the related notes.  The effective date of this report is August 28, 2007.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements.  These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration and production of petroleum and natural gas reserves in Alberta and Saskatchewan.  The Company also has real estate holdings.  The Company’s real estate holdings are being sold and the transaction is expected close on September 7th, 2007 or earlier. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS, on the OTC as a foreign issuer under the symbol BRKDF and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental.  An overview analysis by segment is as follows:

Oil and Gas

Industry Overview

The oil and gas industry had a readjustment in the first and second quarters 2007.  With the current change in tax legislation outlined by the Canadian Finance Minister on October 31st, 2006 has slowed down the activities of the Royalty Income Trusts (“RITS”).  We believe this change will benefit the oil and gas junior companies, like Berkley, in cost of operations, opportunities and more funds flowing into these juniors where over the past few years the funds were being directed into the RITS.   Currently the increased investment flow into Junior Oil and Gas companies has not happened, but we see a large amount of investment dollars available, which will need to be invested in the second half of 2007, a large portion of which should be going to the Juniors.  Oil prices fluctuated between $51 US and $77.50 US per barrel over the first 8 months of 2007, with prices closing at $71.09 on August 24th, 2007 ($per barrel for West Texas Intermediate (WTI)).  Natural gas prices have also been very volatile through the first 5 months of 2007 fluctuating between $5.50/mcf US and $9/mcf US during the year, closing at $5.52/mcf US on August 24th, 2007.  Costs of all related services have been high for 2006 but with the changes to the RITS, discussed above, we believe that both competition for labour, goods and services throughout industry and costs related to drilling and new exploration will soften going through 2007.  This apparent softening has happened as rig utilization in Alberta is way down and should translate into reduce drilling costs.

Company Activity

The Company has drilling scheduled for two areas in Alberta during the balance of 2007 and into 2008.  Both are high quality prospects, one is natural gas (Crossfield) and the second is a combination of dual zone oil and shallow natural gas (Senex).  The Company recently reported on these two areas as follows:

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M):

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this area to approximately 70 sections. This increase in land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The formations are: Keg River (oil), Slave Point (oil) and Blue Sky (gas).

The Company and its partner have a nine Keg River well drilling program planned between August 2007 and April 2008.  This drilling program will cost the Company approximately $2 million.   The Company and its partner have also planned a 6 well program in the Slave Point zone.  The 6 targets are 2 water injection wells and 4 targeted as producers.  The Company and its partner have also been injecting water over the last 6 months into this slave point zone and should begin to see results over the next 2 months.  Over the last year and a half the company and its partner have completed approximately 45 sections of 3D seismic.  The Company is reviewing and analyzing this seismic and may come up with new targets in addition to those mentioned above for the next drilling period which is August through April.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections.  The Company is currently negotiating to improve its land position in this area but currently have sufficient holdings to move ahead with our own drilling plans.  The Company believes that it should have its licensing hearing by September/October, 2007 and believes that they should be approved to drill before the end of 2007 or into the first quarter of 2008.

Summary

The Company has made a major commitment to the Senex Area in north-central Alberta. Large resource of oil has been identified in two Devonian formations and a significant natural gas reserve in shallow lower Cretaceous sand.   All three opportunities are being evaluated and the Company has drilled 5 successful Keg River wells between August 2006 and February 2007.   As stated above, we have targeted nine more wells in the Keg river zone and 6 more wells in the Slave Point zone which is budgeted to be drilled between August 2007 and April 2008.  The Company’s working interest in this project is 20%.  Good progress is being made in the licensing process at Crossfield.  The Company now expects to go to its hearing on licensing by September 2007 and hopes to drill by the end of the year.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects, the building achieved breakeven on an operating basis.  In order to expand the Company’s oil and gas opportunities there was an addition of a new mortgage on the building in 2005 and subsequent increase in the mortgage in the third quarter of 2006.  As a result, the building is currently running at a monthly cash flow deficit of approximately $15,000.  The Company is selling this property for $4 million and is expecting to close the sale of the building on or before September 7, 2007.  Because the real estate property is being sold and the sale is expected to be completed by September 2007, it is now disclosed as discontinued operations in the December 31, 2006 year end and subsequent interim financial statements.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

Results of Operations

Three months ended June 30, 2007 (“Q2-2007”) compared with the three months ended June 30, 2006 (“Q2-2006”).

Oil and gas

Oil and gas revenue was $452,564 for Q2-2007 compared to $324,632 for Q2-2006, an increase of $127,932.  The increase in revenue is primarily due to an increase in production from the Senex property as there has been a focus on water injection activities throughout the most recent two quarters. The production expenses for Q2-2007 were higher at $594,717 compared to $375,967 for Q2-2006, and increase of $218,750.  There were increases of $135,838 in operating costs, $50,262 in interest charges, and $32,650 in amortization, depletion and accretion.  The demand for labour, services and equipment has continued to put upward pressure on prices as is evident with the increase in operating costs.  The interest charges are due to the Quest Capital Corp. (“Quest”) loan whereby 60% of the loan’s interest is charged to the oil and gas segment.   There was a net loss of $142,153 for the Q2-2007 compared to a net loss of $51,335 reported for Q2-2006, an increase of $90,818.  The net loss was largely due to the interest charges incurred in the current quarter compared to $nil in Q2-2006 and an increase of $32,650 in depletion and accretion charges in Q2-2007.

Head office - general and administrative expenses

General and administrative expenses totaled $366,555 for Q2-2007 compared with $322,071 for Q2-2006. The increase of $44,484 was a result of a combination of cost increases and decreases.  Increases of $8,102 in administrative, office services and premises, $54,315 in stock based compensation and $48,866 in finance fees on debt were experienced while there were decreases of $2,642 in management fees, $60,737 in consulting fees, and $3,736 in professional fees.  The finance fees on debt charged during Q2-2007 was that quarter’s portion of $134,247 in deferred costs booked at the 2006 year end.  There were no finance fees on debt in Q2-2006 because the Quest loan had not occurred yet.  Administrative, office services and premises expense was higher in Q2-2007 due to general increases in office overhead and travel costs.  The decrease in consulting fees is because of fewer consulting agreements with unrelated parties to seek out financial opportunities compared to Q2-2006 and the expiration of long-term consulting agreements that had a total cost of $8,000 per month.  Professional fees were higher in Q2-2006 due to legal services concerning business opportunities whereas there was less activity in this regard in the current quarter.

Real estate (Discontinued operations)

There was a net rental loss of $42,015 for Q2-2007 compared with $36,694 for Q2-2006, an increase of $5,321.  The building had full occupancy in Q2-2007 which was only slightly higher than in Q2-2006 and the resulting increase in rental revenue was $1,272.  Operating costs usually stay pretty consistent but this time they increased by $12,693 in Q2-2007.  This was the result of additional repairs and maintenance activities.  Consequently, the net rental loss was higher in Q2-2007 because of those higher operating costs.  There was no amortization recorded for Q2-2007 due to the status of the asset being changed to that of an asset being held for sale whereas there was $3,364 in amortization charged in the previous year’s quarter.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

Loss for the period

Loss for Q2-2007 was $590,577 compared with $404,968 for Q2-2006, an increase of $185,609.  As noted above, there were increases in losses in each segment and interest expense classified under other expenses was also significantly higher in Q2-2007.  Both general and administrative costs in the current quarter and the cost of other items were higher.  These two together resulted in the impact on the overall difference between quarters.

Six months ended June 30, 2007 (“YTD-2007”) compared with the six months ended June 30, 2006 (“YTD-2006”).

Oil and gas

In total, there was a net oil and gas loss of $182,912 for YTD-2007, compared to a net income of $24,803 for YTD-2006, a negative difference of $207,715.  Revenue was up $118,241 due to higher production levels but operating costs were up by $162,784.  Overall production expenses increased $325,956 in YTD-2007 including the increase in operating costs in addition to increases of $99,972 in interest on loans and $63,200 in amortization, depletion and accretion.

Head office - general and administrative expenses

General and administrative costs for YTD-2007 were $664,823 compared to $638,503 for YTD-2006, an increase of 26,320.  There were increases of $12,381 in administrative, office services and premises, $32,839 in stock based compensation, $97,195 in finance fees on debt, and $7,080 in shareholder information. The administrative, office services and premises expense was higher in YTD-2007 due to general increases in office overhead and travel costs.  There were no finance fees on debt in YTD-2006.  Shareholder information costs were higher in YTD-2007 as a result of increased advertising and trade show participation.

There were decreases of $7,038 in management fees, $96,021 in consulting fees, and $20,419 in professional fees.  The decrease in consulting fees is because of the expiration of long-term consulting agreements that had a total cost of $8,000 per month, a decrease in monthly consulting fees to a director, and less consulting fees to unrelated parties providing financial services.  The change in professional fees was due to a variety of factors.  There were decreases in legal services in regards to evaluating new business opportunities and engineering services in regards to the oil and gas reserve report. These cost decreases outweighed the increases in audit fees and general legal services.

Real estate (Discontinued operations)

The net rental loss for YTD-2007 was $68,745 compared to $69,782 in YTD-2006, a decrease of $1,037.  While the rental revenue increased by $2,786, operating costs increased as well by $1,749.  The reasons were similar to those discussed in the quarterly comparison above.  Higher repair and maintenance expenses were offset partially by decreases in interest charges and amortization.

Loss for the period

Loss for the period for YTD-2007 was 968,510 compared with $672,698 for YTD-2006, an increase of $295,812.  The increase for the loss for the respective periods is due to the reasons discussed above in addition to a decrease of $10,583 in interest revenue and an increase in interest expense of $40,236 in YTD 2007.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

Summary of Quarterly Results

	2007	2007	2006	2006	2006	2006	2005	2005
Period Ended	June 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $
Net oil and gas income (loss)	(142,153)	(40,759)	(2,912,029)	19,890	(51,335)	76,138	(199,710)	84,844
Discontinued operations	(42,015)	(26,730)	(33,905)	(64,441)	(36,694)	(33,088)	(8,576)	(22,786)
Loss for the period	(590,577)	(377,933)	(2,060,027)	(504,034)	(404,968)	(267,730)	18,544	(187,373)
Basic and diluted loss per Share	(0.03)	(0.02)	(0.13)	(0.04)	(0.03)	(0.02)	0.00	(0.02)

Liquidity

At June 30, 2007 the Company had current assets of $619,637, of which $69,850 was comprised of cash. Current liabilities totaled $5,226,697, of which $3,854,928 was comprised of bank loans concerning the real estate property and oil and gas properties.  Current assets were used to further investment in oil and gas properties and equipment by $1,091,307 in YTD-2007.

Total working capital deficiency at June 30, 2007 is $4,607,060.  Total working capital deficiency includes a bank demand loan of $549,112 and a loan of $2,800,000 to Quest that will be due September 7, 2007. The Company’s present arrangements with the lender of the bank demand loan call for monthly blended payments of $8,000. The Quest loan agreement calls for monthly interest only payments of approximately $28,000.  These loans will be settled upon completion of the sale of the real estate asset and will thus have a positive impact on the Company’s working capital.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $10,227 has been drawn against as of June 30, 2007.

The Company is addressing its’ working capital needs with future proceeds from the sale of the real estate asset and pursuing additional equity financing.  Subsequent to the period ended June 30, 2007, the Company has arranged for a flow-through private placement and a non-flow-through private placement that has raised a minimum of $1,400,100 and $264,000 respectively less issuance costs.  The Company also has agreements with financial consultants to explore other financial opportunities.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Due to related parties consists of $59,642 (December 31, 2006 - $16,651) due to Directors of the Company for Directors fees, management fees and expense reimbursements and $119,865 (December 31, 2006 - $51,782) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $115,123 (2006 - $122,161) were paid to Directors and their private companies in the period.

Consulting fees totaling $16,000 (2006 - $48,000) were paid to a former Director and his spouse in the period.  The commitment towards these fees has been fulfilled.

Administrative services, office supplies and accounting charges totaling $64,522 (2006 - $56,854) were paid to Oniva International Services Corp. (“Oniva”), a private company owned by public companies having common Directors.  The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

Disclosure of Management Compensation

During the six month period ended June 30, 2007, $34,123 (2006: $34,661) was paid to the President for services as director and officer of the Company, $36,000 (2006: $30,000) was paid to the C.E.O. for services as director and officer of the Company, $15,000 (2006: $27,500) was paid to the V.P. Finance for services as director and officer of the Company, $30,000 (2006: $30,000) was paid to the V.P. Operations for services as director and officer of the Company, and $4,640 (2006: $5,240) was paid to the Secretary for services as an officer of the Company.

Changes in Accounting Policies

In early 2005, the CICA issued new standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865), which are effective for fiscal years beginning on or after October 1, 2006. The new standards bring Canadian rules more into line with current rules in the United States.  These new standards do no affect the Company at present and consequently no statement of comprehensive income is required to be included with the interim financial statements.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

Section 1530 introduces the concept of comprehensive income, which includes net income and other comprehensive income.  Other comprehensive income represents changes in shareholders’ equity during a period arising from such items as unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, unrealized gains and losses on available-for-sale investments, and changes in the fair value of the effective portion of cash flow hedging instruments.  The application of this new standard did not result in comprehensive income being different from net income for the periods presented.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  It also specifies how financial instrument gains and losses are to be presented.  All financial instruments must be classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.  Initial and subsequent recognition and measurement of changes in the value of financial instruments depends on their initial classification.  The application of Section 3855 did not have an impact on the Company’s interim financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes, and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The application of Section 3865 did not have an impact on the Company’s interim financial statements as there are no transactions which have been designated as hedges for accounting purposes.

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value of which 18,857,608 are issued and outstanding.

Summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.52	September 19, 2008	580,500
$0.57	September 19, 2008	150,000
$0.81	October 19, 2009	200,000
$0.77	October 29, 2009	37,500
$0.90	December 23, 2010	637,500
$0.56	September 21, 2011	595,000
		2,200,500

Summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$1.25	December 28, 2007	636,000
$1.50	December 31, 2007	377,800
		1,013,800

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

Commitments

On December 12, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% of the gross amount of proceeds of an equity financing or mezzanine financing and 3% of gross amount and proceeds of a debt financing, loan, line of credit or other non-equity financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.

On March 1, 2007, the Company entered into a consulting agreement with an unrelated party.  The consultant will provide financial consulting services.  The Company paid fees of $4,000 for each of March and April 2007 and $8,000 for each of May and June 2007.  The Company is to pay $45,000 in fees and a bonus for July 2007 and pay $13,800 per month from August to December 2007.  The Company also granted the consultant 50,000 stock options at a price of $0.55 subsequent to the period end.  In addition, the Company may pay a finders fee to the consultant for placing a new board member or a new member of senior management only as requested and approved by the Company.  The finders’ fee will be $2,500 per placement, with a maximum to be paid of $5,000.  The agreement may be terminated with 30 days written notice by either party.

As at June 30, 2007, $2,338,013 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at June 30, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at June 30, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

Subsequent to the period ended June 30, 2007 the Company closed the first and second tranche of a non-brokered private placement of 2,154,000 flow-through shares (1st tranche – 1,900,000; 2nd tranche – 254,000) at a price of $0.65 per share for total proceeds of $1,400,100.  Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

The Company also closed the first tranche and second tranche of a non-brokered private placement of 400,000 units (1st tranche – 400,000; 2nd tranche – 40,000) at a price of $0.60 per unit for total proceeds of $264,000 with each unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant under the non-flow-through private placement first tranche will entitle the investor to purchase one additional share at a price of $1.00 until January 12, 2009.  Each whole warrant under the non-flow-through private placement second tranche will entitle the investor to purchase one additional share at a price of $1.00 until February 13, 2009.

Subsequent to the period ended June 30, 2007 the Company granted 350,000 stock options at a price of $0.55 per share exercisable on or before July 4, 2012 to directors, officers, employees and consultants of the Company.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.